PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

January 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 20 Filed December 18, 2020 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 11, 2021, relating to the Company’s Post-Qualification Amendment No. 20 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on December 18, 2020 (“Post-Qualification Amendment No. 20”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 21 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 21”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 20 filed on December 18, 2020), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 20.

Securities and Exchange Commission

January 25, 2021

Post Qualification Amendment No. 20 to Form 1-A

Description of Action Bundle

Asset Description page 94

1.	We note your asset description of Action Bundle. Specifically, we note the language on diversifying to mitigate risk in investing in racehorses. Please revise to balance the disclosure in this section by including a cross reference to your risk factors. We also note the language that "owners [can] increase their chances of owning the next great champion." Please revise to reflect the concept of racing leases as opposed to ownership.

In response to the Staff’s comment, the Company has revised its disclosures on page 94 by including a cross reference to our risk factors and updating the Description of Action Bundle section to include the concept of racing leases as opposed to ownership.

General

2.	Please explain whether you believe that the Co-Ownership Agreements, Lease Agreements and other assets of any Series are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. In your response, please provide your analysis for each different type of asset that may be held by a Series, including any relevant case law, no-action letters or other authorities.

In response to the Staff’s comment, the Company advises the Staff that it believes none of the Co-Ownership Agreements, Lease Agreements and other assets of any Series are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. In the Company’s response below, it discusses “investment securities” generally, including relevant case law, no-action letters and other authorities and its application to the two different types of underlying assets of the Series – Co-Ownership Agreements and Lease Agreements.

“Investment Securities” Generally

Section 3(a)(2) of the Investment Company Act defines the term “Investment Securities” to include securities except: (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).

The Investment Company Act defines “Security” in Section 2(a)(36) to mean “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

Securities and Exchange Commission

January 25, 2021

The definitions of the term “security” in the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) are virtually identical to each other and also are nearly identical to the definition under the Investment Company Act. Courts have typically held that the definitions in the Securities Act and Securities Exchange Act cover the same instruments.

We believe that, when viewed in light of case law and other relevant authority, the Co-Ownership Agreements and Lease Agreements are not securities within the meaning of the Investment Company Act.

In SEC v. W.J. Howey Co., 328 U.S. 293 (1946), the most important case in that regard, the United States Supreme Court laid down its now classic multi-part test for a security, stating that a security involves: (1) an investment, (2) in a common enterprise, (3) with an expectation of profits derived solely from the efforts of the promoter or some third party. The issue of whether or not an interest in a horse racing syndicate like the Co-Ownership Agreement or Lease Agreement is a security typically turns on whether or not profits are derived solely from the efforts of others.

SEC v. Koscot Interplanetary, Inc., 497 F.2d 473 (5th Cir. 1974) is representative of a series of cases involving an important theoretical development in the Howey test. In Koscot, the court concluded that the language in Howey's third element, which requires that the investor rely "solely" on the efforts of the promoter or third party, should not be read literally. Instead, the court held that the requirement would be met if the efforts of the promoter or third party were "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.” 497 F.2d at 483 (quoting SEC v. Glen W. Turner Enterprises, 474 F.2d 476 (9th Cir.)).

In Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981), the court developed a test for determining whether managerial efforts were “significant” enough to deem such an interest a security. In Williamson, a Fifth Circuit decision considered one of the leading cases in this area, three joint venturers each purchased a one-third undivided interest in certain real estate. The purpose of the joint venture was to hold the land for subsequent development or resale. Godwin Investments, which arranged all of the transactions and sold the interest in the land to one of the joint venturers, represented that it would perform all management functions with regard to the property, attempt to have the land rezoned and pursue the sale or development of the property. The joint venture agreements, however, reserved certain powers for the joint venturers, including most importantly the power to approve any plan of development and the power to remove Godwin as manager.

The court concluded that in the absence of certain "limited circumstances ... meaningful powers possessed by joint venturers under a joint venture agreement do indeed preclude a finding that joint venture interests are securities." Those limited circumstances exist when: (1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; (2) the partner or venturer is so inexperienced and unknowledgeable in the business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.

This Williamson test still governs the analysis today. The Ninth Circuit makes it clear that the Williamson three-factor test for analyzing the third Howey element applies in the Ninth Circuit. Koch v. Hankins, 928 F.2d 1471, 1476 (9th Cir.1991). Accordingly, if any of the three elements of the Williamson test are met, the managerial efforts are deemed significant enough to constitute a security under the Howey test.

Securities and Exchange Commission

January 25, 2021

Applicability of “Investment Securities” Analysis to Co-Ownership Agreements

The Williamson test provides a basis for the analysis of the Company’s Co-Ownership Agreements. If the Co-Ownership Agreements meet any single prong of the Williamson test, then the third prong of the Howey test is not met and the Co-Ownership Agreements should not be deemed securities.

Several additional cases and secondary sources have analyzed the Howey test and, more specifically, the Williamson test in determining whether or not a syndicate or joint venture interest is a security.

In Mr. Steak, Inc. v. River City Steak, Inc., 460 F.2d 666 (10th Cir. 1972), a franchisee purchased a restaurant franchise from Mr. Steak. Mr. Steak retained a substantial amount of control over the franchise operation and, it appears, actually ran the restaurant. Nonetheless, the Tenth Circuit affirmed the lower court's dismissal of a securities claim, emphasizing that "the franchise agreement and the restaurant manager's agreement contemplated that River City Steak [the franchisee] would play an active, if severely circumscribed, role in the conduct of the restaurant. Thus, although the franchisee delegated effective day-to-day control to Mr. Steak, the franchisor, the court did not find a security present.

In Fargo Partners v. Dain Corp., 540 F.2d 912 (8th Cir. 1976), the Eighth Circuit affirmed a dismissal of a securities claim in a real estate transaction. Fargo Partners purchased an apartment complex from Candletree, a partnership that retained complete management control over the operation of the complex. The court concluded that the deal did not involve a security, because "Fargo's role was a significant one despite the management contract.”

The reservation by Fargo of the right to fire Candletree as manager on thirty days’ notice was important to that conclusion. The court stated that "[w]hether [Fargo] ... chose to exercise that right or was content to give Candletree a free hand is irrelevant; the power to control the business was in Fargo's hands. The retention of effective ultimate control was sufficient to avoid inclusion in the definition of a security, even though there was delegation of substantial operational functions.

Turning to the Co-Ownership context, there are generally three bases for an investor's expectation of profits: (i) profits may be derived from the efforts of the syndicate manager; (ii) profits may be derived from the investor's own efforts or activities; or (iii) profits may come from other sources or forces, such as inflation or appreciation in the value of property.

An investor's expectation of profits from a racing syndicate may well depend on all three of these sources, and as a result, it may be difficult to conclude that the syndicate manager's efforts are sufficiently significant to meet the Koscot standard. Rutheford B Campbell, Jr., Racing Syndicates as Securities, 74 Ky. L.J. 691 (1986). This is because co-owners in such racing syndicates, like My Racehorse, have the power, information and sophistication to control their own destinies and do not need the special protections of the disclosure and fraud provisions of the securities laws. Delegation to the syndicate manager of day-to-day responsibilities regarding the horse's racing career should not change this analysis (and in many circumstances My Racehorse does serve in said role). The modifications suggested herein indicate that effective ultimate control is in the hands of the co-owners and should avoid any of the "limited circumstances" described in Williamson as a basis for concluding that such a venture is a security.

Securities and Exchange Commission

January 25, 2021

Accordingly, when looking to the Company’s Co-Ownership Agreements, the Company (i) conducts significant due diligence prior to the acquisition of a horse or horses that serve as the Underlying Asset(s) of such a Series, including extensive analysis on pedigree, athletic abilities often including the purchase of data that includes stride analysis, heart scans, speed ratings, conformation, and earnings opportunities, which is shown to have a significant determining factor on the ultimate success of the Series, (2) typically holds a majority interest in the Co-Ownership syndicate and either serves as the syndicate manager or delegates the management to a separate syndicate manager (who in turn hires 3rd parties to manage the asset, such as training staff) while the Company retains control to remove such syndicate manager at any time without reason, (3) the Company has voting control over the Co-Ownership, and pays certain portions of the expenses of the Co-Ownership directly to vendors, and continues to participate in the marketing, training and management of the horse, including “major decision rights” including a right of first refusal on sale of the horse, the right to determine insurance value, the choice of jockey, training facility, racing schedule and decisions related to the health and safety of the horse (including, for example, a decision to geld a horse). To that end, once the horse begins training, the Company is extremely active in where the horse goes through the breaking process, training, and ultimately where the horse races. As leading experts in stable management, My Racehorse works directly with the trainers, racing secretaries, and veterinarians in determining the most optimal path forward. The Company has staff in every major market to ensure it is as closely connected to each horse as possible. The Company only engages with connections in the industry that have been vetted and approved by the My Racehorse team of subject matter experts. The Company believes that this level of depth and breadth in stable management is best in class in the racing and thoroughbred business and ensures even when the Company are a minority interest, the Company’s advice, knowledge and expertise is heavily influenced in decisioning and the Co-Ownership Agreement include unanimous consent voting rights related to major decisions. Lastly, in any of the aforementioned structures, the group of Co-Owners is typically 3 or less parties that are all closely involved in the development of the horse.

As such, based on the case law and relevant authority mentioned above, the Company does not believe its Co-Ownership Agreements represent “investment securities” within the meaning of the Investment Company Act.

Applicability of “Investment Securities” Analysis to “Racing Leases”

For series in which the Company owns less than 100% of a horse, the Company has been operating under the Co-Ownership Agreement structure since its inception in 2016. Recently, however, the Company has proposed a new concept known as “Racing Leases” under Lease Agreements which entitles the Company to operate the racehorse and generate revenues for a set period of time. The value of a racehorse runs through several distinct cycles. There are breeders that raise a racehorse from birth with plans to sell the racehorse at auction. There are trainers and racing syndicates that purchase those racehorses to train and race them through their prime years. Lastly, there are a select few racehorses (like, for example, My Racehorse’s Authentic), that have value after the racing life as a stallion (male) or broodmare (female). As the Company has developed its business model in the racehorse industry over the last few years, it has determined that it is best at finding the best racehorses at auction (during the diligence phase, including using data analytics to find the best racehorses) and managing, marketing and overseeing the training of those racehorses during their racing life. The Company does not have the experience with breeding or stallion operations like those of seasoned horse farms or stables. As such, the Company believes it can maximize value (and potential profits) for its members by focusing in on managing just the racing life cycle of a horse. Rather than acquiring a horse directly, which includes transaction costs, transfer taxes, etc. and then managing a sale or stallion prospect, the Company wants to have control over an asset for a fixed period of time, to maximize the value of that racehorse during that lifecycle, and then simply allow for the reversion of rights back to the original horse owner.

The Company structures and discloses the investment to its investors as an investment in the expectation of profits during a finite period (e.g. during the racing season) and not the entire life of the horse. As such, the analysis related to Co-Ownership Agreements above applies here equally as well with the only difference being a set, finite life of such series. This includes conducting extensive due diligence prior to entering into a Racing Lease, including detailed analysis on pedigree, athletic abilities often including the purchase of data that includes stride analysis, heart scans, speed ratings, conformation, and earnings opportunities , holding a majority interest in said horse during the lease term, having the right to remove the racing manager and having major decision rights in the operation of the horse.

Securities and Exchange Commission

January 25, 2021

We look again at the Howey test, which, again, involves: (1) an investment, (2) in a common enterprise, (3) with an expectation of profits derived solely from the efforts of the promoter or some third party. Here, the investors in My Racehorse would be investing in a Series that holds an asset under the operation and control of My Racehorse (including manager removal rights and other major control rights) with an expectation of profits derived from the finite racing cycle only. The investment is not being made with the expectation of any profits of a horse’s subsequent sale or stallion rights. As such, there is no expectation of profits by investors from subsequent revenue-generating events in the horse’s life which will not be under the control of My Racehorse, but that of the horse lessor.

The Racing Lease concept can be analogized to several similar structures that are more commonly accepted business practices in the world today. For example, an investor in a commercial real estate leasing or property management business would not reasonably expect to generate a profit from the appreciation of the value of the land upon which such leases (or subleases) were being issued or managed nor would they participate in profits of the future sale of said real estate. The investor would expect to generate a profit off of the leases or management services during the life of the leasing arrangement or property management agreement between the business and the land owner. Similarly, a software company that operates its business primarily based off of licensed software from a third party may not have a perpetual or non-exclusive license and would not profit off of the sale of the underlying software by the licensor. In both situations, there may be a finite time period associated with the expectation of profits by investors in those businesses, but the revenue generated and the operations built off of those temporal licenses or leases is directly generated and the business controlled by the lessee or licensee during the lease or license period.

In addition, the Commission has reviewed analogous concepts presented by Fantex, Inc. (CIK: 0001573683) (“Fantex”) and Fig Publishing, Inc. (CIK: 0001658966) (“Fig”). From 2013 to 2017, Fantex focused its business on acquiring minority interests in the future brand income of professional athletes. This arrangement typically came in the form of a “Brand Agreement” whereby Fantex acquired an interest in said athlete’s “brand income” in exchange for an upfront fee. This involved a limited scope of income-generating activities from a third party who themselves still owned and controlled their business (which, in this case, was their sports contracts and revenue-generating opportunities related to their persona). Fig, is a self-described “co-developer” of video games that enters into a license agreement with video game developers. Fig acknowledges that its rights may be limited to only one game title and not any derivative works stemming from such game, product or system.

Like Fig and Fantex, the Racing Lease concept developed by My Racehorse does not involve direct ownership of an asset for the entire life of such asset. And, unlike Fig and Fantex, during the period My Racehorse leases said asset, they have operational control of the profits generated by such asset, including the ability to terminate a syndicate manager of said lease.

As such, the Company believes that the Racing Leases do not represent “investment securities” within the meaning of the Investment Company Act.

3.	Please explain whether you believe that any Series may be considered an “investment company” under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant.

In response to the Staff’s comment, the Company advises the Staff that, as set forth in its response to comment 2 above, the Company does not believe any of the assets of any Series are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. As such, even if a Series is determined to be a separate “company” or “person” capable of being governed as a separate and distinct entity under the Investment Company Act, such Series would be exempt from the definition of “investment company” under Section 3(a)(1)(C) as such Series’ total assets would contain 0% of its value in “investment securities.”

Securities and Exchange Commission

January 25, 2021

Second, the Company is exempt under Section 3(a)(1)(C) because the Company is not and does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

As to the threshold question of whether a Series itself may be considered an “investment company”, we look first to the Series limited liability company structure itself. Nevada Revised Statutes (NRS) Section 86.296 provides for the creation of series within a single limited liability company:

“2. The articles of organization or operating agreement of a limited-liability company may authorize the creation of one or more series of members, or vest authority in one or more members or managers of the company or in other persons to create one or more series of members…”

In addition, Securities Act Section 2(a)(4) details the fact that series are not separate entities. Further, Securities Act Sections Compliance and Disclosure Interpretation 104.01 notes that a series is not a “separate legal entity” and cannot be a “co-registrant”, as follows:

Section 104. Securities Act Section 2(a)(4)

Question 104.01

Question: When a statutory trust registers the offer and sale of beneficial units in multiple series, or a limited partnership registers the offer and sale of limited partnership interests in multiple series, on a single registration statement, should each series be treated as a separate registrant?

Answer: No. Even though a series of beneficial units or limited partnership interests may represent interests in a separate or discrete set of assets – and not in the statutory trust or limited partnership as a whole – unless the series is a separate legal entity, it cannot be a co-registrant for Securities Act or Exchange Act purposes. For these types of offerings, the disclosure in the Securities Act registration statement or Exchange Act report should be presented on a series basis, including series-level (1) financial statements and audit opinions, (2) business and property descriptions, (3) risk factor disclosure, and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures. In addition, materiality determinations generally should be made at the series level. While the “Controls and Procedures” section of the periodic report (Item 9A in the 10-K and Item 4 in the 10-Q) should clarify that the scope of the evaluation and disclosure covers each series individually, as well as the registrant as a whole, the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) may not be modified and must be made in the form required. [Apr. 24, 2009]

As such, the Company does not believe that: (i) any Series holds “investment securities” as defined in Section 3(a)(2) of the Investment Company Act and, as such, such Series would be exempt under Section 3(a)(1)(C), (ii) the Series holds itself out as an investment company and is thus exempt from the Investment Company Act under 3(a)(1)(A) and (iii) any Series is a separate and distinct legal entity capable of being deemed an investment company.

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 21 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC